EXHIBIT 12(a)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	Quarter ended Sept. 30,		Nine months ended Sept. 30,
($ in millions)	2013	2012	2013	2012

Earnings including interest on deposits (1):
Income before income tax expense	$8,301	7,510	24,412	21,250
Less: Net income from noncontrolling interests	105	93	243	264
Income before income tax expense and after noncontrolling interests	8,196	7,417	24,169	20,986
Fixed charges	1,124	1,349	3,544	4,208
	9,320	8,766	27,713	25,194

Fixed charges (1):
Interest expense	1,028	1,263	3,256	3,947
Estimated interest component of net rental expense	96	86	288	261
	$1,124	1,349	3,544	4,208

Ratio of earnings to fixed charges (2)	8.29	6.50	7.82	5.99

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$8,196	7,417	24,169	20,986
Fixed charges	806	921	2,504	2,880
	9,002	8,338	26,673	23,866

Fixed charges:
Interest expense	1,028	1,263	3,256	3,947
Less: Interest on deposits	318	428	1,040	1,328
Estimated interest component of net rental expense	96	86	288	261
	$806	921	2,504	2,880

Ratio of earnings to fixed charges (2)	11.17	9.05	10.65	8.29

(1)	As defined in Item 503(d) of Regulation S-K.
(2)

These computations are included herein in compliance with Securities and Exchange Commission regulations.  However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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